UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 1, 2024, Arbe Robotics Ltd. (the “Company”) announced that one of the top OEMs worldwide in the automotive industry has selected the Company’s chipset for the development of its next-generation imaging radar aimed at serial production.

On July 1, 2024, the Company issued a press release announcing the selection. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K and the press release which is submitted with this Form 6-K contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to the successful implementation of the development program by the major OEM, the placement of orders with Arbe by the OEM and the OEM being satisfied with the quality, performance and the timing of the delivery of Arbe’s chipset, the Company meeting the conditions to the release of the net proceeds of the debenture offering from escrow and meeting the covenants, the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this Form 6-K.

Exhibit Index

Exhibit No.	Document Description

99.1	Press release dated July 1, 2024.[1]

[1]	The information set forth in this Form 6-K (excluding the press release) is incorporated by reference in any filings on F-3 or S-8 that incorporate by reference future filings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: July 1, 2024	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

2